Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
RE/MAX Holdings, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-191519) on Form S-8 and (No. 333-207629) on Form S-3 of RE/MAX Holdings, Inc. of our report dated February 26, 2016, with respect to the consolidated balance sheets of RE/MAX Holdings, Inc. as of December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, redeemable preferred units and stockholders’ equity/members’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2015, which report appears in the December 31, 2015 annual report on Form 10-K of RE/MAX Holdings, Inc.

/s/ KPMG LLP

Denver, Colorado
February 26, 2016